UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 __________________________________
FORM 6-K
  __________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended September 30, 2013
Commission File Number 0-28564

__________________________________
QIAGEN N.V.
__________________________________

Spoorstraat 50
5911 KJ Venlo
The Netherlands
__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐         No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On October 29, 2013, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the quarter ended September 30, 2013. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.
QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.
The non-GAAP financial measures used in this press release are non-GAAP net sales, gross profit, operating income, pre-tax income, net income and diluted earnings per share. These adjusted results exclude fair value adjustments to deferred revenue, costs related to amortization of acquired intangible assets, impairment losses, share-based payment expenses, acquisition, integration and restructuring expenses, including inventory fair value adjustments related to business acquisitions, as well as non-recurring charges or income. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.
We use a measure of free cash flow to estimate the cash flow remaining after purchases of property, plant and equipment as required to maintain or expand our business. This measure provides us with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities less purchases of property, plant and equipment.
We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.
We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: October 30, 2013

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated October 29, 2013

QIAGEN Reports Third Quarter 2013 Results

•	Q3 2013 results: Adjusted net sales $323.8 million (+7% CER) n growth in all regions and customer classes; adjusted operating income $87.7 million; adjusted diluted EPS $0.28

•	Moving ahead in 2013 to accelerate innovation and growth across QIAGEN portfolio:

◦	QIAsymphony breaks through 1,000 installed systems, driven by expansion of industry-leading menu that includes European launch of new artus CT/NG assay

◦	NGS initiative building momentum, as acquisition of CLC bio and combination with Ingenuity build leadership in biological data analysis, interpretation and reporting

◦	Personalized Healthcare leadership strengthened with U.S. launch of therascreen EGFR companion diagnostic and new pharma co-development projects

◦	Top seven emerging markets deliver 23% CER growth in first nine months of 2013

•	QIAGEN reaffirms guidance for higher adjusted sales and earnings in 2013

Venlo, The Netherlands, October 29, 2013 - QIAGEN N.V. (NASDAQ: QGEN; Frankfurt Prime Standard: QIA) announced results of operations for the third quarter and first nine months of 2013, delivering sales growth in all regions and customer classes along with improved profitability.

Adjusted net sales (including non-GAAP revenues from Ingenuity) in the third quarter rose 6% from the year-ago quarter (+7% at constant exchange rates, CER) to $323.8 million. Adjusted operating income in the quarter rose 5% to $87.7 million, with the adjusted operating income margin at 27% of adjusted net sales. Adjusted diluted earnings per share (EPS) rose to $0.28 in the third quarter of 2013 from $0.26 in the same period of 2012.

“We are executing on strategic initiatives in 2013 to accelerate innovation and growth by expanding QIAGEN’s portfolio of new products. We exceeded our communicated targets for improved sales and adjusted earnings in the third quarter of 2013, delivering growth in all customer classes and regions, particularly in emerging markets, under challenging economic conditions,” said Peer M. Schatz, Chief Executive Officer of QIAGEN N.V. “Molecular Diagnostics delivered double-digit sales growth, as the QIAsymphony automation platform broke through 1,000 installed systems and we achieved further global expansion of the QuantiFERON-TB latent tuberculosis test as well as our industry-leading Personalized Healthcare franchise. The initiative to enter targeted areas of next-generation sequencing is showing strong momentum, leveraging QIAGEN’s leadership in Sample & Assay Technologies to develop an ecosystem of universal products and services for next-generation sequencing, as well as the integrated, automated sample-to-insight GeneReader NGS benchtop workflow. The acquisition of CLC bio, which offers leading bioinformatics analysis software, reaffirms our strategic decision to become a leader in next-generation bioinformatics, with a focus on biological analysis and interpretation/reporting. With the capabilities, resources and employees to continue our transformation despite a challenging macroeconomic environment, QIAGEN continues to be well-positioned to achieve our goals for 2013 and to create new drivers for future growth.”

Third quarter 2013 results

	Q3 2013	Q3 2012	Change
In $ millions, except per share information			$	CER
Net sales, adjusted	323.8	304.3	6%	7%
Operating income, adjusted	87.7	83.7	5%
Net income, adjusted	68.4	62.3	10%
Diluted EPS, adjusted	$0.28	$0.26

For information on the adjusted figures, please refer to the reconciliation table accompanying this release. Adjusted net sales is a non-GAAP measure that includes all revenue contributions of Ingenuity following the acquisition on April 29, 2013. Due to purchase accounting rules, reported net sales is reduced by fair value adjustments to deferred revenue related to sales contracts executed by Ingenuity prior to the acquisition. Reconciliations of reported results in accordance with U.S. GAAP to adjusted results are included in the tables accompanying this release.

Adjusted net sales grew 7% at constant exchange rates (CER) in the third quarter of 2013 on growth in all regions and customer classes. Total CER sales growth was split evenly between the ongoing product portfolio and contributions from Ingenuity Systems, Inc. (acquired April 29, 2013). Currency movements had a negative impact of approximately one percentage point on reported sales growth.

Operating income declined 12% to $34.4 million in the third quarter of 2013 from $39.0 million in the same period of 2012, with approximately $12.5 million of restructuring charges taken in the 2013 period for the final group of projects in a major efficiency project being completed this year. Adjusted operating income, which excludes items such as restructuring and acquisition-related costs, share-based compensation and amortization of intangible assets, rose 5% to $87.7 million from $83.7 million in year-ago quarter. The adjusted operating income margin was 27.1% of adjusted net sales in the third quarter of 2013 compared to 27.5% in the 2012 period.

Net income attributable to owners of QIAGEN N.V. rose 39% to $40.7 million, or $0.17 per diluted share (based on 242.4 million shares), from $29.2 million, or $0.12 per diluted share (based on 242.1 million shares) in the year-ago period. Adjusted net income attributable to owners of QIAGEN N.V. rose 10% to $68.4 million, which included currency gains, from $62.3 million in the year-ago period. Adjusted diluted EPS rose to $0.28 per share compared to $0.26 per share in the 2012 quarter.

“QIAGEN is well-positioned for a new growth wave that is taking shape with a portfolio of innovative and differentiated products that address the needs of our customers by transforming biological samples into valuable molecular insights,” said Roland Sackers, Chief Financial Officer of QIAGEN N.V. “We have the financial resources to invest in attractive opportunities that create value while also improving returns to shareholders, and the launch of our new $100 million share repurchase program in the third quarter of 2013 is a signal of that commitment. Our teams are determined to generate tangible benefits from the recently completed efficiency program through faster growth, improving profitability and higher cash flows. QIAGEN is on track to deliver improved results in 2013 while building on a broad range of attractive growth opportunities.”

First Nine Months 2013 results

	9M 2013	9M 2012	Change
In $ millions, except per share information			$	CER
Net sales, adjusted	943.7	907.9	4%	4%
Operating income, adjusted	249.5	250.4	0%
Net income, adjusted	187.3	177.9	5%
Diluted EPS, adjusted	$0.78	$0.74

For information on the adjusted figures, please refer to the reconciliation table accompanying this release. Adjusted net sales is a non-GAAP measure that includes all revenue contributions of Ingenuity following the acquisition on April 29, 2013. Due to purchase accounting rules, reported net sales is reduced by fair value adjustments to deferred revenue related to sales contracts executed by Ingenuity prior to the acquisition. Reconciliations of reported results in accordance with U.S. GAAP to adjusted results are included in the tables accompanying this release.

Adjusted net sales rose 4% at constant exchange rates (CER) in the first nine months of 2013 on growth in all regions and customer classes, particularly Molecular Diagnostics (+8% CER), as higher sales of consumables and other revenues (+6% CER) more than offset lower instrument sales (-4% CER). Total sales growth of 4% CER was split evenly between the existing product portfolio and the acquisitions of Ingenuity (acquired April 29, 2013) and AmniSure International LLC (acquired May 3, 2012). Currency movements had no significant impact on reported sales growth in the nine-month period.
Operating income in the first nine months of 2013 amounted to $29.3 million compared to $120.9 million in the same period of 2012, due mainly to restructuring charges of approximately $101.0 million related to a major efficiency project completed in 2013. Adjusted operating income, which excludes items such as restructuring and acquisition-related costs, share-based compensation and amortization of intangible assets, was largely unchanged at $249.5 million in the first nine months of 2013 compared to $250.4 million in the 2012 period. The adjusted operating income margin declined to 26.4% of adjusted net sales from 27.6% in the year-ago period.
In the first nine months of 2013, net income attributable to owners of QIAGEN N.V. amounted to $8.9 million, or $0.04 per diluted share (based on 241.4 million shares), compared to net income of $91.1 million, or $0.38 per share (based on 240.4 million shares), in the year-ago period. Adjusted net income rose 5% to $187.3 million, or $0.78 per share on an adjusted diluted EPS basis, from $177.9 million, or $0.74 per share in the 2012 period.
At September 30, 2013, cash and cash equivalents declined to $280.0 million from $394.0 million at December 31, 2012. Net cash provided by operating activities amounted to $176.8 million in the first nine months of 2013 compared to $175.0 million in the same period of 2012, with free cash flow improving to $120.9 million compared to $107.0 million in the year-ago period. Net cash used in investing activities was $237.1 million in the first nine months of 2013, higher than the $222.7 million of net cash used in the same period of 2012. Net cash used in financing activities was $49.8 million in the first nine months of 2013, mainly due to completion of a share repurchase program in March 2013 and launch of a subsequent share repurchase program, compared to cash provided by financing activities of $81.6 million in the year-ago period.

Business review
Geographic regions
In the third quarter of 2013, adjusted net sales in all regions advanced at single-digit CER rates. The Americas (+8% CER, 50% of sales) advanced on higher sales in Mexico, Brazil and the U.S., where sales growth more than offset lower sales of HPV screening products. The Asia-Pacific / Japan region (+7% CER, 19% of sales) was led by solid gains in China, India and Taiwan, while sales in Japan were largely unchanged. The Europe / Middle East / Africa region (+4% CER, 30% of sales) rose on improving results in Turkey, the Nordic region, Germany and Italy. Sales in the top seven emerging markets (China, Brazil, Turkey, Korea, India, Russia and Mexico) grew 38% CER and represented 15% of total sales, with double-digit gains in many key markets.
Product categories
In the third quarter of 2013, consumables and related revenues (+8% CER, 88% of sales) rose across all customer classes, led by Molecular Diagnostics and Applied Testing. Contributions from products in the Ingenuity portfolio (recorded in this product category) also supported underlying sales growth in Academia, Pharma and Molecular Diagnostics. For the first nine months of 2013, consumables and related revenues were up 6% and represented 88% of sales.
Instruments (+0% CER, 12% of sales) were led by double-digit CER growth in Molecular Diagnostics, supported by growing revenues from multi-year reagent rental placements of the QIAsymphony automation system. Instrument sales were also higher in Applied Testing, which has faced a tough comparison against very strong results during 2012. Pharma and Academia sales of instruments were lower compared to the year-ago period, mainly due to reduced funding for life sciences research. For the first nine months of 2013, instrument sales declined 4% and represented 12% of sales.
Customer classes
An overview of performance in QIAGEN’s four customer classes (based on total sales results including organic growth and acquisitions at CER):
Molecular Diagnostics (Q3 2013: +10% CER, 51% of adjusted net sales) delivered double-digit CER growth in both consumables and instruments, backed by growing sales of the QIAsymphony automation platform and QuantiFERON. In Prevention, the QuantiFERON-TB test for detection of latent tuberculosis (TB) maintained a growth pace of more than 20% CER, led by rapid penetration in the U.S. Sales of products for HPV testing (+3% CER, 17% of total adjusted net sales) continued to decline in the U.S. at the expected rate of approximately 10% CER due to implementation of multi-year customer agreements in light of new competitor pricing actions. Sales of products related to HPV were sharply higher in the rest of the world. In Profiling, the growing base of installed QIAsymphony platforms drove consumables sales growth at a double-digit CER pace. Personalized Healthcare sales were mixed, with growth in sales of companion diagnostic assays partially offset by timing-related significantly lower revenues from co-development projects compared to the same period in 2012. In Point of Need, the AmniSure assay achieved results above its 20% CER target growth rate. In the first nine months of 2013, Molecular Diagnostics rose 8% CER and represented 50% of sales.
Applied Testing (Q3 2013: +6% CER, 8% of adjusted net sales) returned to growth in the third quarter of 2013, with solid single-digit CER growth in both consumables and instruments and most of the incremental gains coming from the Asia-Pacific / Japan region. In the first nine months of 2013, Applied Testing sales were up 2% CER and represented 8% of sales.
Pharma (Q3 2013: +3% CER, 19% of adjusted net sales) delivered improved results as single-digit CER growth in consumables more than offset a double-digit CER decline in instruments. All regions contributed to growth, which also included first-time contributions from Ingenuity. In the first nine months of 2013, Pharma sales were up 1% CER and represented 19% of sales.
Academia (Q3 2013: +2% CER, 22% of adjusted net sales) grew in all regions in the third quarter of 2013 at single-digit CER rates, with improving consumables sales but sharply lower instrument sales. The Asia-Pacific / Japan region showed the strongest growth, led by China, while conditions remained weak in the U.S. due to the ongoing U.S. government sequestration (which took effect in March 2013) and cautious buying patterns ahead of the U.S. government shutdown in October 2013. The first-time contributions from Ingenuity added to the underlying sales performance, which was largely unchanged compared to the third quarter of 2012. In the first nine months of 2013, Academia sales were flat and represented 23% of sales.
Accelerating innovation and growth in 2013
QIAGEN is accelerating the pace of innovation and growth in 2013 despite challenging market conditions. Building on the progress of strategic initiatives to leverage QIAGEN’s leadership in Sample & Assay Technologies across all customer classes, goals for 2013 focus on continuing to drive platform success, adding test content for use in all customer classes and broadening QIAGEN’s geographic presence. Additional goals are to deliver efficiency and effectiveness through resource allocation, improve QIAGEN’s position as an employer of choice and enhance customer experience.

Among recent developments in 2013:

•
QIAsymphony breaks through 1,000 placements and expands menu: QIAGEN has recently reached an important milestone in the success of its QIAsymphony automation platform, surpassing 1,000 cumulative placements during the third quarter of 2013. QIAsymphony is the industry’s first modular sample-to-result system designed to run commercial assays as well as laboratory-developed tests. Building on the more than 750 placements at the end of 2012, demand remains strong for the QIAsymphony platform among customers in Molecular Diagnostics and the Life Sciences customer classes, driven by having the broadest range of tests available on a platform. Important new product launches are expanding the content menu on QIAsymphony, and QIAGEN has a portfolio of more than 35 assays in development. In Europe, QIAGEN launched the artus CT/NG QS-RGQ Kit, a test optimized for the detection of Chlamydia trachomatis (CT) and Neisseria gonorrhoeae (NG) infections. This new artus CT/NG QS-RGQ Kit for the QIAsymphony RGQ delivers a CE-IVD-compliant workflow that has been validated with vaginal, cervical and male urethral swabs and as well as with urine samples.

•
Addition of CLC bio builds leadership in biological analysis: QIAGEN recently acquired CLC bio, a global leader in bioinformatics software with a focus on next-generation sequencing (NGS). This acquisition enables QIAGEN to create a complete workflow from biological sample to valuable molecular insights. It strengthens QIAGEN’s rapidly emerging portfolio of “universal” products that can be used with any NGS sequencer as well as providing a key element to the portfolio of automated solutions for the GeneReader™ benchtop NGS sequencer workflow, which is currently in late-stage development. CLC bio, a privately-held company based in Aarhus, Denmark, was founded in 2005 and has created the leading commercial data analysis solutions and workbenches for NGS. It serves leading research institutions and top pharmaceutical companies worldwide. CLC bio’s products are used as an integrating workbench to handle biological data generated by a sequencer through a series of analysis stages. The addition of this portfolio follows QIAGEN’s recent acquisition of Ingenuity Systems, Inc., the market leader in solutions for handling biological data through the interpretation and reporting stages. CLC bio’s leading products are CLC Genomics Workbench, a comprehensive and user-friendly analysis package for analyzing, comparing and visualizing NGS data; and CLC Genomics Server, a flexible enterprise-level infrastructure and analysis backbone for NGS data analysis. The “cross-platform” systems offered by CLC bio support all major NGS platforms. QIAGEN intends to offer client/server- based solutions using CLC bio products for the GeneReader system. Financial terms of the transaction were not disclosed. QIAGEN does not expect CLC bio to have a material financial impact on its results for 2013.

•
Expanding leadership in biological interpretation and reporting: The rapid adoption of Ingenuity® Variant AnalysisTM, a market-leading solution based on the Ingenuity Knowledge Base, is solidifying the position of QIAGEN as the leader in the rapidly growing area of biological data interpretation and reporting. More than 4,000 users representing over 500 leading institutions already have adopted this solution as part of the rapid uptake in clinical areas. Interpretation of raw biological data is considered one of the most significant challenges in NGS applications, and QIAGEN’s Ingenuity portfolio provides powerful solutions to address this bottleneck. Among the new customers is the Genetic Testing Laboratory at the Icahn Institute for Genomics and Multiscale Biology at Mount Sinai in New York, which has adopted Ingenuity Variant Analysis for research and translational genomics applications related to characterizing and identifying rare diseases. QIAGEN has also announced a new collaboration with the Center for Applied Genomics at the Children’s Hospital of Philadelphia involving a large-scale NGS study to identify causal variants in rare childhood diseases.

•
NGS initiative from biological sample to valuable molecular insights: QIAGEN is delivering on a strategic initiative to create an industry-leading portfolio of products and services to drive the adoption of next-generation sequencing (NGS) in clinical research and diagnostics. QIAGEN is creating differentiated solutions for workflow challenges. These solutions can accelerate the adoption of NGS in these targeted areas, particularly through improved automation compared to current systems to generate sequencing data as well as through the acceleration of data analysis and interpretation. Key elements include developing and commercializing an innovative sample-to-insight workflow incorporating the GeneReaderTM benchtop NGS sequencer with the QIAcube and QIAcube NGS instruments for full automation of pre-analytical steps, and also integrating the market-leading biological data analysis, interpretation and reporting capabilities provided by CLC bio and Ingenuity. QIAGEN has placed the system with select customers for early testing, and initiatives are underway for a phased launch to select customer groups and broad commercialization in 2014. Another key element is commercializing “universal” solutions that are compatible with any NGS platform on the market and functional in a wide range of applications. Products launched to date include several pre-analytic kits, including the REPLI-g

Single Cell Kit that enables sequencing from single cells and minute amounts of DNA with highly accurate results, and an expanding portfolio of GeneReadTM DNAseq gene panels for enrichment of targeted DNA regions, which are aligned with interpretation based on Ingenuity Variant Analysis. The current portfolio of nine cancer-focused gene panels is being expanded to 20 gene panels for use in cancer and other areas, including inherited diseases and cardiovascular conditions.

•
Personalized Healthcare leadership with new products and collaborations: QIAGEN is advancing its global leadership in companion diagnostics, which are used by physicians to guide treatment decisions, through new product launches as well as new co-development agreements with leading pharmaceutical companies. In July, the U.S. Food and Drug Administration (FDA) approved the therascreen EGFR RGQ PCR Kit as a companion diagnostic to guide the use of the new targeted therapy Gilotrif® (afatinib) from Boehringer Ingelheim, which received FDA approval for use in metastatic non-small cell lung cancer (NSCLC) patients. Discussions with healthcare payers in the U.S. have been very positive, with reimbursement levels reflecting the value of this test in improving healthcare outcomes for patients. The EGFR approval follows the 2012 U.S. launch of the therascreen KRAS RGQ PCR Kit paired for use with Erbitux® (cetuximab) from Eli Lilly and Bristol-Myers Squibb for metastatic colorectal cancer patients. QIAGEN has been expanding its portfolio of co-development projects with agreements that include partnership extensions as well as new projects with pharmaceutical companies. In one of the new partnerships, which was announced on October 21, QIAGEN and Clovis Oncology (NASDAQ: CLVS) have entered into a framework agreement to co-develop and co-commercialize a companion diagnostic test to guide the use of CO-1686, which is currently in clinical development and targets an unmet clinical need in patients with epidermal growth factor receptor (EGFR) driven non-small cell lung cancer (NSCLC) for whom current EGFR-inhibiting drugs no longer control disease.

New $100 million share repurchase program underway
QIAGEN launched its second $100 million share repurchase program in early September. The first $10 million tranche was completed in early October with the repurchase of 483,576 shares on the Frankfurt Stock Exchange at a volume-weighted average price of EUR 15.62. Repurchased shares will be held in treasury in order to satisfy obligations for exchangeable debt instruments and employee share-based remuneration plans. Information on the progress of the program is available in the Investor Relations section of QIAGEN’s website at www.qiagen.com.

2013 outlook

QIAGEN continues to expect to deliver improved results for full-year 2013, with expected adjusted net sales growth of approximately 5% CER and adjusted diluted EPS of approximately $1.13. Full-year reported sales are expected to be adversely affected by currency movements during the year against the U.S. dollar, QIAGEN’s reporting currency. For the fourth quarter of 2013, QIAGEN expects adjusted net sales growth of approximately 6% CER and adjusted diluted EPS of approximately $0.35. The full-year 2013 expectations reaffirm the previous guidance provided on July 30, 2013, and do not take into account further acquisitions that could be completed this year.

Conference call and webcast details

Information on QIAGEN’s performance will be presented during a conference call on Wednesday, October 30, 2013, at 9:30 ET / 13:30 GMT / 14:30 CET (European times adjusted for the end of European Daylight Savings Time.) The corresponding presentation slides will be available for download shortly before the event at http://www.qiagen.com/About-Us/Investors/Events-and-Presentations/Conference-Calls, and a webcast will be available at this website. A replay will also be made available on this website.

Use of adjusted results

QIAGEN has regularly reported adjusted results, as well as results considered on a constant exchange rate basis, to give additional insight into its financial performance. These adjusted results include adjusted net sales, adjusted gross profit, adjusted operating income, adjusted net income attributable to owners of QIAGEN N.V., adjusted diluted EPS and free cash flow. Adjusted results are non-GAAP financial measures that QIAGEN believes should be considered in addition to the reported results prepared in accordance with generally accepted accounting principles, but should not be considered as a substitute. Free cash flow is calculated by deducting capital expenditures for Property, Plant & Equipment from cash flow from operating activities. QIAGEN believes certain items should be excluded from adjusted results when they are outside of its ongoing core operations, vary significantly from period to period, or affect the comparability of results with its competitors and its own prior periods. Reconciliations of reported results to adjusted results are included in the tables accompanying this release.

As of January 1, 2014, QIAGEN will implement two changes to its presentation of adjusted results. First, share-based compensation will be included as a cost in adjusted results, and information on share-based compensation will continue to be disclosed in QIAGEN’s regulatory filings and annual reports. Furthermore, also as of January 1, 2014, with the completion of the efficiency project in 2013, costs for restructuring will only be adjusted for those related to business integration and acquisition-related activities.

About QIAGEN

QIAGEN N.V., a Netherlands holding company, is the leading global provider of Sample & Assay Technologies that are used to transform biological materials into valuable molecular information. Sample technologies are used to isolate and process DNA, RNA and proteins from biological samples such as blood or tissue. Assay technologies are then used to make these isolated biomolecules visible and ready for interpretation. QIAGEN markets more than 500 products around the world, selling both consumable kits and automation systems to customers through four customer classes: Molecular Diagnostics (human healthcare), Applied Testing (forensics, veterinary testing and food safety), Pharma (pharmaceutical and biotechnology companies) and Academia (life sciences research). As of September 30, 2013, QIAGEN employed more than 4,100 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.

Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, markets, strategy or operating results, including without limitation its expected operating results, new product developments, new product launches, regulatory submissions, and financing plans are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, the commercial development of markets for our products in applied testing, personalized healthcare, clinical research, proteomics, women's health/HPV testing and nucleic acid-based molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products, the consummation of acquisitions, and the integration of acquired technologies and businesses. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

Contacts:

Investor Relations:	Public Relations:
John Gilardi	Dr. Thomas Theuringer
Vice President Corporate Communications	Director Public Relations
+49 2103 29 11711	+49 2103 29 11826
+1 240 686 2222	+1 240 686 7425

Email: ir@qiagen.com	Email: pr@qiagen.com
www.qiagen.com/About-Us/Investors/	www.twitter.com/qiagen
www.qiagen.com/About-Us/Press-and-Media/	www.qiagen.com/About-Us/Investors
www.twitter.com/qiagen

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Three months ended
	September 30,
(In $ thousands, except per share data)	2013	2012
Net sales	322,111	304,289
Cost of sales	111,411	105,132
Gross profit	210,700	199,157
Operating expenses:
Research and development	34,340	31,008
Sales and marketing	92,158	84,892
General and administrative, restructuring, integration and other	40,795	34,717
Acquisition-related intangible amortization	8,995	9,562
Total operating expenses	176,288	160,179
Income from operations	34,412	38,978
Other income (expense):
Interest income	550	587
Interest expense	(7,493)	(4,967)
Other income (expense), net	2,867	(557)
Total other expense, net	(4,076)	(4,937)
Income before income taxes	30,336	34,041
Income taxes	(10,440)	4,960
Net income	40,776	29,081
Net income (loss) attributable to non-controlling interest	75	(82)
Net income attributable to the owners of QIAGEN N.V.	40,701	29,163

Diluted net income per common share attributable to the owners of QIAGEN N.V.	$0.17	$0.12
Diluted net income per common share attributable to the owners of QIAGEN N.V. (adjusted)	$0.28	$0.26

Diluted shares used in computing diluted net income per common share	242,405	242,098

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Nine months ended
	September 30,
(In $ thousands, except per share data)	2013	2012
Net sales	940,899	907,925
Cost of sales	361,272	316,423
Gross profit	579,627	591,502
Operating expenses:
Research and development	102,278	90,265
Sales and marketing	273,031	252,541
General and administrative, restructuring, integration and other	148,887	100,592
Acquisition-related intangible amortization	26,109	27,215
Total operating expenses	550,305	470,613
Income from operations	29,322	120,889
Other income (expense):
Interest income	1,822	1,758
Interest expense	(22,966)	(15,122)
Other expense, net	(1,716)	(920)
Total other expense, net	(22,860)	(14,284)
Income before income taxes	6,462	106,605
Income taxes	(2,649)	15,352
Net income	9,111	91,253
Net income attributable to non-controlling interest	188	166
Net income attributable to the owners of QIAGEN N.V.	8,923	91,087

Diluted net income per common share attributable to the owners of QIAGEN N.V.	$0.04	$0.38
Diluted net income per common share attributable to the owners of QIAGEN N.V. (adjusted)	$0.78	$0.74

Diluted shares used in computing diluted net income per common share	241,438	240,405

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS

(In $ thousands, except par value)	September 30, 2013	December 31, 2012
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	279,988	394,037
Short-term investments	75,763	90,451
Accounts receivable, net	236,427	250,729
Income taxes receivable	39,494	39,150
Inventories, net	143,157	135,293
Prepaid expenses and other current assets	67,855	55,363
Deferred income taxes	31,047	27,598
Total current assets	873,731	992,621
Long-term assets:
Property, plant and equipment, net	428,536	418,932
Goodwill	1,865,822	1,759,898
Intangible assets, net	809,759	853,872
Deferred income taxes	6,415	2,323
Other long-term assets	70,823	59,985
Total long-term assets	3,181,355	3,095,010
Total assets	4,055,086	4,087,631
Liabilities and Equity
Current liabilities:
Current portion of long-term debt	326	948
Accounts payable	40,098	51,311
Accrued and other current liabilities	243,084	196,447
Income taxes payable	16,976	14,863
Deferred income taxes	3,006	3,300
Total current liabilities	303,490	266,869
Long-term liabilities:
Long-term debt, net of current portion	846,335	846,044
Deferred income taxes	188,690	191,609
Other long-term liabilities	40,327	58,746
Total long-term liabilities	1,075,352	1,096,399
Equity:
Common shares, EUR .01 par value: Authorized - 410,000 shares issued - 239,687 shares in 2013 and 236,487 shares in 2012, respectively	2,812	2,769
Additional paid-in capital	1,770,609	1,718,163
Retained earnings	994,357	985,434
Accumulated other comprehensive income	1,307	43,991
Less treasury shares at cost - 5,247 shares in 2013 and 1,943 shares in 2012, respectively	(102,717)	(35,653)
Total equity attributable to the owners of QIAGEN N.V.	2,666,368	2,714,704
Non-controlling interest	9,876	9,659
Total equity	2,676,244	2,724,363
Total liabilities and equity	4,055,086	4,087,631

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)
Three months ended September 30, 2013
(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating income	Pre-tax income	Income Tax	Net income	Diluted EPS*
Reported results	322.1	210.7	34.4	30.3	10.4	40.7	$0.17
Adjustments:
Business integration, acquisition related and restructuring items	1.7	1.4	16.3	16.3	(13.9)	2.4	0.01
of which business integration and acquisition related	1.7	(0.3)	3.8	3.8
of which restructuring charges	—	1.7	12.5	12.5
Purchased intangibles amortization	—	19.8	28.8	28.8	(9.6)	19.2	0.08
Share-based compensation	—	0.6	8.2	8.2	(2.1)	6.1	0.02
Total adjustments	1.7	21.8	53.3	53.3	(25.6)	27.7	0.11
Adjusted results	323.8	232.5	87.7	83.6	(15.2)	68.4	$0.28

* Using 242.4 M diluted shares

Three months ended September 30, 2012
(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*
Reported results	304.3	199.2	39.0	34.0	(5.0)	29.2	$0.12
Adjustments:
Business integration, acquisition related and restructuring items	—	(0.2)	9.7	9.8	(3.2)	6.5	0.02
Purchased intangibles amortization	—	19.1	28.7	28.7	(8.0)	20.7	0.09
Share-based compensation	—	0.5	6.3	6.3	(1.3)	5.0	0.02
Other non-recurring income and expense	—	—	—	0.8	0.1	0.9	0.01
Total adjustments	—	19.4	44.7	45.6	(12.4)	33.1	0.14
Adjusted results	304.3	218.6	83.7	79.6	(17.4)	62.3	$0.26

* Using 242.1 M diluted shares

 Tables may contain rounding differences

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)
Nine months ended September 30, 2013
(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating income	Pre-tax income	Income Tax	Net income	Diluted EPS*
Reported results	940.9	579.6	29.3	6.5	2.6	8.9	$0.04
Adjustments:
Business integration, acquisition related and restructuring items	2.8	35.7	109.9	121.8	(21.0)	100.8	0.41
of which business integration and acquisition related	2.8	(3.0)	9.2	12.5		10.3	0.04
of which restructuring charges		38.7	100.7	109.3		90.5	0.37
Purchased intangibles amortization	—	57.5	83.6	83.6	(28.2)	55.4	0.23
Share-based compensation	—	2.3	26.7	26.7	(5.9)	20.8	0.09
Other non-recurring income and expense	—	—	—	0.1	1.3	1.4	0.01
Total adjustments	2.8	95.5	220.2	232.2	(53.8)	178.4	0.74
Adjusted results	943.7	675.1	249.5	238.7	(51.2)	187.3	$0.78
* Using 241.4 M diluted shares
Nine months ended September 30, 2012
(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*
Reported results	907.9	591.5	120.9	106.6	(15.4)	91.1	$0.38
Adjustments:
Business integration, acquisition related and restructuring items	—	(4.9)	24.2	24.3	(8.4)	15.8	0.06
Purchased intangible amortization	—	59.2	86.4	86.4	(29.3)	57.1	0.24
Share-based compensation	—	1.8	18.9	18.9	(4.2)	14.7	0.06
Other non-recurring income and expense	—	—	—	(0.5)	(0.3)	(0.8)	—
Total adjustments	—	56.1	129.5	129.1	(42.2)	86.8	0.36
Adjusted results	907.9	647.6	250.4	235.7	(57.6)	177.9	$0.74
* Using 240.4 M diluted shares
Tables may contain rounding differences